SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement:  29 July 2010

BT Group PLC

(Translation of registrant's name into English)

BT Group PLC
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...       Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

29 July 2010

BT GROUP PLC

RESULTS FOR THE FIRST QUARTER TO 30 JUNE 2010

BT Group plc (BT.L) today announces its results for the first quarter to 30 June 2010. Unless otherwise stated, the changes in results are year on year against the first quarter to 30 June 2009.

Key points:

·
  Revenue of £5,006m, down 4%
·
  Operating costs1 reduced by £291m
·
  Adjusted EBITDA2 of £1,399m, up 6%
·
  Adjusted profit before tax2 of £446m, up 17%
·
  Adjusted earnings per share2 of 4.4p, up 16%, reported earnings per share of 3.7p, up 32%
·
  Free cash flow of £415m, up £537m
·
  Net debt of £8.9bn, down by more than £1.6bn
·
  Fibre roll out passes over 1.5m UK premises in July
·
  Full year outlook remains unchanged

Ian Livingston, Chief Executive, commenting on the first quarter results, said:

"We have made an acceptable start to the year, delivering improved financial results while investing in the future of the business. In TV we are offering great value premium sports packages and can now compete on a more even playing field. We hit the first major milestone in our fibre roll out, passing over 1.5m premises, and we are now running at an average rate of around 100,000 premises passed every week. In BT Global Services we continue to win significant contracts due to our ability to deliver a world class service to our customers.

"Despite the challenging environment, these financial results underpin our outlook for the full year."

1
Before specific items, depreciation and amortisation
2
Before specific items

Group results

	First quarter to 30 June
	2010	2009	Change
	£m	£m	%
Revenue	5,006	5,235	(4)
EBITDA
- adjusted [1]	1,399	1,326	6
- reported	1,348	1,285	5
Operating profit
- adjusted [1]	670	588	14
- reported	619	547	13
Profit before tax
- adjusted [1]	446	382	17
- reported	375	272	38
Earnings per share
- adjusted [1]	4.4p	3.8p	16
- reported	3.7p	2.8p	32
Capital expenditure	523	559	(6)
Free cash flow	415	(122)	n/m
Net debt	8,879	10,517	(16)

Line of business results

	Adjusted revenue[2]			Adjusted EBITDA[1]			Operating cash flow
First quarter to	2010	2009 [2]	Change	2010	2009 [3]	Change	2010	2009 [3]	Change
30 June	£m	£m	%	£m	£m	%	£m	£m	%

BT Global Services	2,007	2,079	(3)	130	62	110	(38)	(465)	92
BT Retail	1,925	2,068	(7)	442	452	(2)	293	328	(11)
BT Wholesale	1,059	1,126	(6)	339	338	-	217	121	79
Openreach	1,200	1,255	(4)	511	475	8	225	229	(2)
Other and intra-group
items	(1,185)	(1,293)	8	(23)	(1)	n/m	(282)	(335)	16
Total	5,006	5,235	(4)	1,399	1,326	6	415	(122)	n/m

1
Before specific items. Specific items are defined below
2

Adjusted for the impact of customer account moves and the impact of changes in the internal trading model.  See page 4
3

Restated for the impact of customer account moves.  See page 4
n/m = "not meaningful"

Notes:
Unless otherwise stated, any reference to earnings before interest, tax, depreciation and amortisation (EBITDA), operating profit, operating costs, profit before tax and earnings per share (EPS) are measured before specific items. From Q1 2010/11 onwards, specific items also include net interest on pensions due to the volatile nature of this item. The commentary focuses on the trading results before specific items. This is consistent with the way that financial performance is measured by management and is reported to the Board and the Operating Committee and assists in providing a meaningful analysis of the trading results of the group.  The directors believe that presentation of the group's results in this way is relevant to the understanding of the group's financial performance as specific items are significant one-off or unusual in nature and have little predictive value.
Specific items may not be comparable to similarly titled measures used by other companies.
Unless otherwise stated, the change in results is year on year. Reported EBITDA, reported operating profit, reported profit before tax and reported EPS are the equivalent statutory measures.

Enquiries:

Press office:
Ross Cook	Tel: 020 7356 5369

Investor relations:
Catherine Nash	Tel: 020 7356 4909

A conference call for analysts and investors will be held at 9.00am today and a simultaneous webcast will be available at
www.bt.com/results

The second quarter and half year results for 2010/11 are expected to be announced on 11 November 2010.

About BT
BT is one of the world's leading providers of communications solutions and services operating in more than 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to our customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services. BT consists principally of four lines of business: BT Global Services, BT Retail, BT Wholesale and Openreach.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit
www.btplc.com

Click on, or paste the following link into your web browser, to view the associated PDF document.

http://www.rns-pdf.londonstockexchange.com/rns/1191Q_-2010-7-28.pdf

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------

Patricia Day, Assistant Secretary.

Date: 29 July 2010